EXHIBIT 99.1

UP Fintech Holding Limited Announces Clarification on Recent Form 144 Filing Regarding Proposed Sale of Securities

SINGAPORE, September 7, 2023 — UP Fintech Holding Limited (Nasdaq: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced clarifications regarding the recent Form 144 filing made by Mr. Wu Tianhua, Chairman and Chief Executive Officer of UP Fintech Holing Limited, in compliance with Rule 144 of the U.S. Securities and Exchange Commission (“SEC”).

Mr. Wu has been implementing and revising a 10b5-1 plan since June 2021, involving the sale of TIGR options, involves both selling calls and puts. As an affiliate of the Company, Mr. Wu is required to report its TIGR share sales through Form 144 to the SEC. The particular Form 144 filing in the context pertains to the total number of 10 million American Depository Shares (“ADS”) associated with TIGR call options proposed for sale under Mr. Wu's 10b5-1 plan. However, it should be noted that the exercise prices are set deep out-of-the-money, with a relatively low probability of being exercised. Due to this factor, only a small proportions of call options included in the 10b5-1 plan have been sold as of the current date, while to strictly comply with SEC Rule 144, Form 144 shall be transmitted for filing concurrently with the sale and we make this filing to cover the total quantity proposed to be sold and specified in the 10b5-1 plan, which is 10 million ADS shares, in the Form 144 filing. Furthermore, due to liquidity considerations related to the TIGR options market, the actual executed volume by the counterparty may be significantly lower than the proposed quantity. Overall, it represents a capital management approach utilizing deep out-of-the-money options within the existing framework of the current Form 144 disclosure requirements.

Over the past few years, to the Company’s knowledge, this options strategy has been consistently implemented by Mr. Wu. In accordance with the electronic filing regime adopted by the SEC in April 2023, affiliates of the Company, including Mr. Wu, shall comply with this new electronic filing regime going forward.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enable investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itigerup.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the Company’s plans regarding its app, its compliance with regulatory requirements, and its future services contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; the effects of the global COVID-19 pandemic; and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 26, 2023. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited
Email: ir@itiger.com